SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning results dated January 30, 2013.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: January 30, 2013	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer

PRESS RELEASE

Board version - 29/01/2013 - Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI posts 148% revenue growth in Q1

Records diluted EPS of 44 cents before Logica integration costs

Q1-F2013 year-over-year highlights

•	Revenue of $2.53 billion, up 147.5% on a constant currency basis;
•	Bookings of $2.85 billion, or 112.3% of revenue;
•	Backlog of $18.3 billion, up 34.8%;
•	Adjusted EBIT of $209.5 million, up 49.7%;
•	Adjusted EBIT margin of 8.3%;
•	Net earnings of $137.8 million or diluted EPS of 44 cents excluding integration costs;
•	Net earnings of $22.4 million, or diluted EPS of 7 cents including integration costs;
•	Cash provided by operating activities of $224.5 million, or 71 cents per diluted share;
•	Debt reduced by $107.1 million during the quarter;
•	Return on invested capital of 10.9%.

Note: All figures in Canadian dollars. Q1-F2013 MD&A, condensed financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, January 30, 2013 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) reported fiscal 2013 first quarter revenue of $2.53 billion, up 147.5% on a constant currency basis compared with the year ago period and up 55.4% sequentially. Q1-F2013 marks the first full quarter impact of the August 20, 2012 Logica plc acquisition.

Adjusted EBIT was $209.5 million, representing a margin of 8.3%. This compares with $139.9 million in the year ago period.

Excluding integration costs, net earnings were $137.8 million, or 44 cents per diluted share, compared with $106.5 million or 40 cents per diluted share in Q1-F2012. Including the $153.4 million integration costs, net earnings were $22.4 million and diluted earnings per share were 7 cents.

The Company generated $224.5 million in cash from operating activities during the quarter, representing an increase of $75.8 million compared with Q1-F2012. Over the last twelve months, CGI generated $689.1 million of cash from operating activities or $2.42 per diluted share.

In millions of Canadian dollars except earnings per share and where noted
	Q1-F2013	Q1-F2012
Revenue	2,532.9	1,032.1
Adjusted EBIT	209.5	139.9
Margin	8.3%	13.6%
Net earnings, excluding integration costs	137.8	106.5
Earnings per share (diluted), excluding integration costs	0.44	0.40
Integration costs	153.4	—
Net earnings	22.4	106.5
Earnings per share (diluted)	0.07	0.40
Weighted average number of outstanding shares (diluted)	315,061,479	268,913,505
Net finance costs	25.5	4.8
Net debt	2,965	880
Net debt to capitalization ratio	44.7%	26.6%
Cash provided by operating activities	224.5	148.7
Days of sales outstanding (DSO)	49	51
Return on invested capital	10.9%	12.8%
Bookings	2,845	1,392
Backlog	18,281	13,558

During the quarter, the Company booked $2.8 billion in new contract wins, extensions and renewals, bringing the last twelve months total bookings to $6.6 billion, or 106% of revenue. At the end of December 2012, the Company’s backlog of signed orders stood at $18.3 billion, up $4.7 billion compared with the same period last year.

“I am very pleased with our overall performance and with the progress we made with respect to executing our Logica integration plan, which is designed to create incremental and long-term value for all stakeholders,” said Michael E. Roach, President and Chief Executive Officer. “Our clients continue to respond in a positive manner to the expanded scale and scope of our offerings and operations following our merger.”

During the quarter, net debt was reduced by $140.6 million for a net debt of $2.96 billion, representing a net debt to capitalization of 44.7% at the end of December 2012. At the end of Q1-2013, the Company had approximately $1.1 billion in available cash and unused credit facilities.

Normal Course Issuer Bid

Over the last twelve months, 1.1 million shares were purchased at an average price of $20.68 for a total investment of $21.7 million. On January 30, 2013 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 20.7 million shares during the next year, subject to acceptance by the Toronto Stock Exchange.

Q1-F2013 results conference call

Management will host a conference call at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing (866) 226-1792 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

F2012 Annual General Meeting of Shareholders

This morning at 11:00 a.m., the Company will hold its Annual General Meeting of Shareholders at the Omni Mount-Royal Hotel, 1050 Sherbrooke Street West, Montreal. The meeting, being presided over by Serge Godin, Founder and Executive Chairman, will be broadcast live via cgi.com/investors. Michael E. Roach, President and Chief Executive Officer will also address the meeting and a question and answer session will follow with the Executive team.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. With approximately 71,000 members located in offices and global delivery centers in the Americas, Europe and Asia Pacific, CGI offers a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. Further to the recent acquisition of Logica, CGI’s annualized revenue is in excess of C$10 billion, with an estimated order backlog of approximately C$18.3 billion; its shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the FTSE4Good Index. Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt to capitalization, DSO and ROIC

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,”

“intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and

Investor Relations

lorne.gorber@cgi.com

514-841-3355